Exhibit 99.3

Air Products and Chemicals, Inc.

7201 Hamilton Boulevard

Allentown, PA 18195-1501

September 25, 2013

Pershing Square Capital Management, L.P.

888 Seventh Avenue, 42nd Floor

New York, New York 10019

Attn: William A. Ackman

Ladies and Gentlemen:

We appreciate your continuing dialogue with us. The Board of Directors (the “Board of Directors”) of Air Products and Chemicals, Inc. (the “Company”) has unanimously determined to implement certain corporate governance changes. In connection with those governance changes, the Company, on the one hand, and Pershing Square Capital Management, L.P. (“Pershing Square”), as investment advisor of the funds set forth on the signature pages hereto (such funds, together with Pershing Square in such capacity, collectively, the “Pershing Square Group”), on the other hand, have mutually agreed to the terms contained in this letter agreement (this “Letter Agreement”). For purposes of this Letter Agreement, we refer to each of the Company and the Pershing Square Group as a “Party” and, collectively, as the “Parties”.

1.	Board Matters.

(a) As of the date of this Letter Agreement, the Board of Directors has taken the following actions:

(i) The Board of Directors has duly adopted a resolution, effective as of the date hereof, to increase the size of the Board of Directors from twelve (12) Directors to fourteen (14) Directors;

(ii) The Board of Directors has duly appointed Matthew H. Paull as a Class I Director with a term expiring at the Company’s next annual meeting of stockholders (including any adjournments or postponements thereof, the “2014 Annual Meeting”) and Seifi Ghasemi as a Class II Director with a term expiring at the Company’s annual meeting of stockholders immediately subsequent to the 2014 Annual Meeting (including any adjournments or postponements thereof, the “2015 Annual Meeting”) to fill the two newly-created directorships resulting from the foregoing increase in the size of the Board of Directors; and

(iii) The Board of Directors has duly appointed Matthew H. Paull to serve as a member of the Finance Committee and the Corporate Governance and Nominating Committee of the Board of Directors and Seifi Ghasemi to serve as a member of the Environmental, Safety and Public Policy Committee of the Board of Directors.

(b) The Company will include Matthew H. Paull on the slate of nominees recommended by the Board of Directors in the Company’s proxy statement and on its proxy card relating to the 2014 Annual Meeting, subject to Matthew H. Paull providing to the Company all information regarding Matthew H. Paull that the Company is entitled to receive from all other Directors regarding each of them and is required to be included in a proxy statement filed pursuant to the proxy rules of the Securities and Exchange Commission (the “SEC”).

(c) The Company will include Seifi Ghasemi on the slate of nominees recommended by the Board of Directors in the Company’s proxy statement and on its proxy card relating to the 2015 Annual Meeting, subject to Seifi Ghasemi (i) providing to the Company all information regarding Seifi Ghasemi that the Company is entitled to receive from all other Directors regarding each of them and is required to be included in a proxy statement filed pursuant to the proxy rules of the SEC and (ii) executing all documents required to be executed by Directors nominated for election at the 2015 Annual Meeting, such documents to be in substantially the same form as documents executed and provided by Directors in connection with the 2014 Annual Meeting.

(d) At all times prior to the date of the 2014 Annual Meeting, the size of the Board of Directors will be not more than fifteen (15) Directors. Effective on the date of the 2014 Annual Meeting, the Board of Directors will adopt a resolution to decrease the size of the Board to twelve (12) Directors and, at all times thereafter, the size of the Board of Directors shall be not more than twelve (12) Directors; provided, however, that, unless John E. McGlade resigns from the Board of Directors on or prior to the date on which the New CEO (as defined below) is appointed as a Director, (i) effective on the date on which the New CEO is appointed as a Director, the Board of Directors will adopt a resolution to increase the size of the Board from twelve (12) Directors to thirteen (13) Directors and (ii) effective on the date on which Mr. McGlade resigns as a Director, the Board of Directors will adopt a resolution to decrease the size of the Board by one (1) Director.

(e) At the 2014 Annual Meeting, each member of the Pershing Square Group will (i) cause, in the case of all shares of common stock, par value $1.00 per share, of the Company (“Common Stock”) owned of record, and (ii) cause the record owner, in the case of all shares of Common Stock beneficially owned but not owned of record, in each case directly or indirectly, by it or by any of its controlled affiliates, as of the record date for the 2014 Annual Meeting, (x) to be present for quorum purposes and (y) voted in favor of all nominees of the Company in its proxy statement for the 2014 Annual Meeting for election to the Board of Directors at the 2014 Annual Meeting and against any stockholder nominations for Director which are not recommended by the Board of Directors for election at the 2014 Annual Meeting and against any proposals or resolutions to remove any member of the Board of Directors. Each of the members of the Pershing Square Group will not, and will cause each of its controlled affiliates not to, present at the 2014 Annual Meeting or at any interim special meeting of stockholders occurring prior to the Termination Date any proposal for consideration for action by stockholders or propose any nominee for election to the Board of Directors or seek representation on the Board of Directors or the removal of any member of the Board of Directors. During such period, the Company shall not call or hold any interim special meeting of stockholders during which any election of Directors would occur.

(f) Successor Designees. If Matthew H. Paull or Seifi Ghasemi ceases to be a member of the Board of Directors, the Pershing Square Group shall be entitled to designate another individual (a “Successor Designee”) who is (i) reasonably acceptable to the Corporate Governance and Nominating Committee of the Board of Directors of the Company, (ii) with respect to a Successor Designee to replace Seifi Ghasemi as a Director, not an employee, controlled affiliate or controlled associate of the Pershing Square Group, (iii) with respect to a Successor Designee to replace Matthew H. Paull as a Director, not an employee of the Pershing Square Group, or a member of Pershing Square, (iv) has no disqualifying attributes relating to his or her reputation, integrity and competence and (v) meets all director independence and other standards of the New York Stock Exchange and the SEC, to serve as a Director of the Company in place of Matthew H. Paull or Seifi Ghasemi, and all references to Matthew H Paull or Seifi Ghasemi, as applicable, for purposes of this Letter Agreement, shall be deemed references to such Successor Designee.

2.	CEO Search.

(a) A search (the “CEO Search”) for a new Chief Executive Officer of the Company (the “New CEO”) will be commenced promptly following the date of this Letter Agreement, and will be conducted by a search committee (the “Search Committee”) comprised of William L. Davis, III (who will serve as the Chairman of the Search Committee), Chadwick C. Deaton, W. Douglas Ford, Lawrence S. Smith, Matthew H. Paull and Seifi Ghasemi. The resolution of the Board of Directors pursuant to which the Search Committee is established will provide that (i) the Search Committee will have the authority to, and shall promptly, engage an executive search firm selected by it in its discretion and (ii) the CEO Search will be conducted in a deliberate and expeditious manner as determined by the Search Committee exercising its fiduciary duties to obtain the best available Chief Executive Officer for the benefit of all stockholders; provided, that, while the CEO Search will be completed as promptly as practical in accordance with and subject to the foregoing, there will be no specified time limitation on the length of the CEO Search. The Pershing Square Group acknowledges that Matthew H. Paull and Seifi Ghasemi will be subject to all confidentiality and other legal duties and restrictions that are in effect from time to time and applicable to all Directors generally; provided, however, that, at all times prior to the completion of the CEO Search, Matthew H. Paull will be permitted to, and may, provide information to, and engage in discussions with, members of the Pershing Square Group relating directly to the CEO Search and the conduct thereof, subject to the Pershing Square Group’s compliance with this Letter Agreement; provided, further, however, that Matthew H. Paull will not be permitted to, and may not, provide information to, or engage in discussions with, members of the Pershing Square Group concerning or involving Confidential Material (as defined below) not related directly to the CEO Search and the conduct thereof; provided, further, that Matthew H. Paull shall not be required to disclose to the Company information he learns from the Pershing Square Group with respect to the CEO Search or the conduct thereof.

(b) Following the Search Committee’s consideration of candidates for the New CEO and the selection of one candidate for the New CEO, but prior to the Search Committee recommending such candidate to the Board of Directors, three (3) Representatives of the Pershing Square Group, including William A. Ackman, will be permitted to, and may, meet with the candidate for the New CEO at a time and in a manner to be determined by the Search Committee exercising its fiduciary duties to obtain the best available Chief Executive Officer for the benefit of all stockholders of the Company. Except for such meeting, each member of the Pershing Square Group agrees that it will not, and will cause its controlled affiliates, directors, officers and employees not to, and will direct its agents, representatives, attorneys and advisors not to, discuss the CEO Search, or the conduct thereof, with any actual or potential candidate for the New CEO; provided, that, inadvertent or incidental discussions will not constitute a violation of this sentence.

3.	Chairman of the Board. In order to ensure an orderly transition, John McGlade will continue as a Director and as Chairman of the Board of Directors during the CEO Search and for such portion of 2014 thereafter as the Board of Directors shall determine following receipt of the recommendation of (i) the New CEO and (ii) the Corporate Governance and Nominating Committee and the Management Development and Compensation Committee, in each case, exercising their fiduciary duties to obtain the best available Chief Executive Officer for the benefit of all stockholders of the Company. Notwithstanding the foregoing, John McGlade will resign as a Director and as the Chairman of the Board of Directors not later than June 30, 2014 and shall resign earlier from such positions as directed by the Board of Directors as determined in the previous sentence.

4.	Confidentiality. Each Party will, and will cause its controlled affiliates, directors, officers and employees to, and will direct its agents, representatives, attorneys and advisors to, on behalf of such Party, treat all Confidential Material in the same confidence that would be required if such Party were a director of the Company, including all fiduciary and contractual obligations related thereto. “Confidential Material” shall mean any and all information regarding the CEO Search, and the conduct thereof, that is furnished by a Party or its Representatives to the other Party or its Representatives (regardless of the manner in which it is furnished, including without limitation in written or electronic format or orally, gathered by visual inspection or otherwise), together with any notes, analyses, compilations, studies, interpretations, documents or records containing, referring, relating to, based upon or derived from such information, in whole or in part. For purposes of this Letter Agreement, “Representatives”, with respect to each Party, shall mean such Party’s agents, representatives, attorneys, advisors, controlled affiliates, directors, officers and employees acting at the direction of such Party.

5.

Non-Disparagement. Each Party agrees that it will not, and will cause its controlled affiliates, directors, officers and employees not to, and will direct its agents, representatives, attorneys and advisors not to, directly or indirectly, in any manner, alone or in concert with others, make, or cause to be made, any statement or announcement that relates to and constitutes an ad hominem attack on, or disparages, (i) the Company, its officers, directors or employees or any person who has served as an officer, director or employee of the Company or (ii) any member of the Pershing Square Group or any of their officers, directors, partners or employees, in each of the cases in clauses (i) or (ii), on or following the date hereof in any public communication, in any communication that would reasonably be expected to enter the public domain or to any stockholder of the Company. The foregoing shall not prevent (a) the making of any factual statement in the event that either Party or any of its Representatives are required by applicable subpoena, legal process, other legal requirement or the rules of any securities exchange to which it is subject or (b) a response by a Party to any statement made by the other party which is in violation of this Section 5.

6.	Certain Actions. The Board of Directors will not utilize committees of the Board of Directors, including, without limitation, the Executive Committee of the Board of Directors, for the purpose of discriminating against Matthew H. Paull or Seifi Ghasemi in order to limit either of their participation in substantive deliberations of the Board of Directors.

7.	Press Release. The Parties agree that the Company will issue the press release attached to this Letter Agreement as Exhibit A promptly following the execution and delivery of this Letter Agreement by the Parties. The Company acknowledges that the Pershing Square Group may file certain provisions of this Letter Agreement and the Press Release as exhibits to its Schedule 13D pursuant to an amendment and the Pershing Square Group agrees that the Company will have the opportunity to review such amendment in advance of filing.

8.	Power and Authority of the Company. The Company represents and warrants to the Pershing Square Group that (a) the Company has the corporate power and authority to execute this Letter Agreement and to bind it thereto and that this Letter Agreement and the actions to be taken herein are an expression of the fiduciary duties of the Board of the Directors, (b) this Letter Agreement has been duly and validly authorized, executed and delivered by the Company, constitutes a valid and binding obligation and agreement of the Company, and is enforceable against the Company in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws generally affecting the rights of creditors and subject to general equity principles and (c) the execution, delivery and performance of this Letter Agreement by the Company does not and will not violate or conflict with (i) any law, rule, regulation, order, judgment or decree applicable to the Company, or (ii) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both could constitute such a breach, violation or default) under or pursuant to, or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, any organizational document, agreement, contract, commitment, understanding or arrangement to which the Company is a party or by which it is bound.

9.

Power and Authority of the Pershing Square Group. Each member of the Pershing Square Group represents and warrants to the Company that (a) Pershing Square, as the authorized signatory of such member of the Pershing Square Group, has the power and authority to execute this Letter Agreement and to bind such member of the Pershing Square Group thereto, (b) this Letter Agreement has been duly authorized, executed and delivered by such member of the Pershing Square Group, constitutes a valid and binding obligation of such member of the Pershing Square Group, and is enforceable against each such member of the Pershing Square Group in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws generally affecting the rights of creditors and subject to general equity principles, (c) the execution of this Letter Agreement by such member of the Pershing Square Group does not and will not violate or conflict with (i) any law, rule, regulation, order, judgment or decree applicable to such member of the Pershing Square Group, or (ii) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both could constitute such a breach, violation or default) under or pursuant to, or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, any organizational document, agreement, contract, commitment, understanding or arrangement to which such member is a party or by which it is bound and (d) the Pershing Square Group beneficially owns in the aggregate 20,545,284 shares of Common Stock.

10.	Termination. Each Party’s obligations under this Letter Agreement will terminate at 12:00 a.m., Eastern time, on the day that is thirty (30) calendar days prior to the first day of the notice period specified in the advance notice provision for director nominations set forth in the Company’s Bylaws, as in effect on the date of this Letter Agreement, which shall not be amended after the date hereof to interfere with the purpose of this Letter Agreement, applicable to the 2015 Annual Meeting (such date, the “Termination Date”); provided, that, (i) the obligations set forth in Section 1(c) of this Letter Agreement shall survive through the 2015 Annual Meeting and (ii) the obligations set forth in Section 4 shall survive through the Company’s annual meeting of stockholders immediately subsequent to the 2015 Annual Meeting (including any adjournments or postponements thereof). The Company shall provide the Pershing Square Group with advance written notice of the occurrence of the Termination Date.

11.	Fiduciary Duties. Nothing in this Letter Agreement will be deemed to abridge or limit the fiduciary duties of a Director of the Company under Delaware law.

12.	Independence. The Pershing Square Group agrees not to, directly or indirectly, enter into, and agrees to terminate any existing, economic, pecuniary or other arrangements with Seifi Ghasemi so that Seifi Ghasemi will be and remain fully independent.

13.	Counterparts. This Letter Agreement may be executed in two or more counterparts, each of which will be considered one and the same agreement and will become effective when counterparts have been signed by each of the Parties and delivered to the other Party (including by means of electronic delivery or facsimile).

14.

Specific Performance. Each Party acknowledges and agrees that irreparable injury to the other Party hereto would occur in the event that any of the provisions of this Letter Agreement were not performed in accordance with their specific terms or were otherwise breached and that money damages are not an adequate remedy for such a breach. It is accordingly agreed that each Party will be entitled to specific enforcement of, and injunctive relief to prevent any violation of, the terms hereof. The Parties hereby acknowledge that it is their intent to expedite the resolution of any dispute, controversy or claim hereunder and that neither Party shall oppose any motion for any expedited discovery or expedited hearing in connection with any alleged breach of this Letter Agreement. This Section 14 is not the exclusive remedy for any violation of this Letter Agreement.

15.	Applicable Law. This Letter Agreement will be governed by and enforced in accordance with the laws of the State of Delaware without reference to conflicts of laws principles. Each of the Parties hereto irrevocably agrees that any legal action or proceeding regarding or relating to this Letter Agreement will be brought exclusively in the Court of Chancery of the State of Delaware (or, if such court declines to accept jurisdiction, any state or federal court within the State of Delaware). Each of the Parties irrevocably waives the right to trial by jury in any such action or proceeding. Each of the Parties hereto hereby irrevocably submits to the personal jurisdiction of the aforesaid courts, and irrevocably waives any argument that such courts are an inconvenient or improper forum.

16.	Entire Agreement. This Letter Agreement, together with Exhibit A attached to this Letter Agreement, contains the entire understanding of the Parties with respect to the subject matter hereof.

[Signature Page Follows]

If the terms of this Letter Agreement are in accordance with your understanding, please sign below and this Letter Agreement will constitute a binding agreement among us.

AIR PRODUCTS AND CHEMICALS, INC.

By:	/s/ John E. McGlade
	Name:	John E. McGlade
	Title:	Chairman, President and Chief Executive Officer

Acknowledged and agreed to as of the date

first written above:

On behalf of:

Pershing Square, L.P.

Pershing Square II, L.P.

Pershing Square International, Ltd.

Pershing Square Holdings, Ltd.

PS V, L.P.

PS Mini-Master, L.P.

PS V International, Ltd.

PERSHING SQUARE CAPITAL MANAGEMENT, L.P.

By:	PS Management GP, LLC, its General Partner

	By:	/s/ William A. Ackman
		Name:	William A. Ackman
		Title:	Managing Member

[Signature Page to Letter Agreement]

EXHIBIT A

PRESS RELEASE

News Release

Air Products and Chemicals, Inc

7201 Hamilton Boulevard, Allentown, PA 18195-1501

www.airproducts.com

Air Products to Add Three New Independent Directors

John McGlade to Retire in 2014; Company to Commence CEO Search

LEHIGH VALLEY, Pa. (September 26, 2013) - Air Products (NYSE: APD) today announced that it will add three new independent directors to its Board of Directors and will commence a search to identify a successor to chairman and CEO John E. McGlade, who will retire in 2014. The actions reflect the Board’s ongoing focus on best-in-class corporate governance and leadership succession planning to ensure the Air Products Board and management has the appropriate experience and expertise to deliver long-term value for Air Products shareholders.

The CEO search will commence promptly, led by a newly formed search committee of the Board with the assistance of a leading executive search firm. The search will be conducted in a manner consistent with recruiting an accomplished executive with the skills and experience necessary to successfully lead a large, global industrial gas company. McGlade will continue to serve as chairman and CEO during the search process and then as chairman for an agreed-upon transition period in 2014. The incoming CEO will also join the Board as a director.

McGlade said, “Air Products is a long-cycle business, and we have taken significant actions in recent years to position the company for accelerated earnings growth in an economic recovery. As I approach age 60 and the Board plans for my retirement, the actions our Board is announcing today will ensure an orderly leadership transition and a company that is well positioned to deliver long-term shareholder value. We have had a constructive dialogue with Pershing Square, our largest shareholder, and are pleased they are supportive of the actions our Board is announcing today for the benefit of all Air Products shareholders.”

Bill Ackman, CEO of Pershing Square, said, “We invested in Air Products because it is a great business in an industry with excellent long-term prospects. In recent weeks, we have been delighted to get to know John and the rest of the board working with them on their mission of continuous improvement and long-term shareholder value creation. We look forward to a successful long-term partnership.”

The three new independent directors will join the Board immediately. Two of the new independent directors, Edward Monser and Matthew Paull, will stand for election at the Air Products 2014 Annual Meeting. Pershing Square has agreed to vote in favor of the company’s slate of nominees recommended by the Board at the 2014 Annual Meeting. The third independent director, Seifi Ghasemi, will stand for election at the 2015 Annual Meeting. With the addition of the three new directors, three current Air Products directors will retire prior to the 2014 Annual Meeting in order to maintain an optimal board size. Biographies of the new independent directors are below:

Seifi Ghasemi, 69

Mr. Ghasemi is currently chairman and chief executive officer of Rockwood Holdings, Inc. (NYSE: ROC), a global leader of inorganic specialty chemicals and advanced materials businesses. Prior to joining Rockwood in 2001, he was with GKN plc, an $11 billion (revenues) global industrial company, where he served in various positions including chairman and CEO of GKN Sinter Metals and as a director of the Main Board of GKN plc. From 1979 to 1997, he was with The BOC Group, a global industrial gas company now part of Linde AG, where he held a variety of senior positions including president of BOC Gases, Americas and, from 1996-1997, served as a member of the BOC Group Board of Directors. He currently serves on the Board of Directors of EnerSys (NYSE: ENS), the largest industrial battery manufacturer in the world, and as chairman of the Supervisory Board of CeramTec GmbH, a manufacturer and developer of advanced ceramic components. He holds an M.S. in Mechanical Engineering from Stanford University and received his undergraduate degree from Abadan Institute of Technology.

Edward L. Monser, 63

Mr. Monser is currently president and chief operating officer of Emerson Electric Co. (NYSE: EMR), a $24 billion (revenues) global industrial controls products company. He is responsible for Emerson’s day-to-day business operations and leads the company’s profit review and other strategic planning processes. He also directs the company’s demand-driven supply chain, lean manufacturing, and international business activities, which include business development and investments in emerging markets. Monser has more than 30 years of experience in senior operational positions at Emerson and has played key roles in globalizing the company, having held increasingly senior positions at the company, including chief operating officer (2001-2010), president of its Rosemount Inc. subsidiary (1996-2001), and various operations, new product development, engineering and technology positions. He is a member of the Economic Development Board for China’s Guangdong Province and a past board member and past Vice Chairman of the U.S.-China Business Council. He holds a B.S. in Electrical Engineering from the Illinois Institute of Technology and a B.A. in Education from Eastern Michigan University.

Matthew Paull, 62

Mr. Paull was senior executive vice president and chief financial officer of McDonald’s Corporation (NYSE: MCD) from 2001 until he retired from that position in 2008. Prior to joining McDonald’s in 1993, he was a partner at Ernst & Young where he managed a variety of financial practices during his 18-year career and consulted with many leading multinational corporations. He was until recently the lead independent director of Best Buy Co. (NYSE: BBY) and chairman of the Board’s Finance Committee. Mr. Paull currently serves as a director of KapStone Paper and Packaging Corporation (NYSE: KS) and WMS Industries Inc. (NYSE: WMS) and as a member of the Advisory Board of Pershing Square Capital Management, L.P. He also served as an advisory council member for the Federal Reserve Bank of Chicago. He holds a Master’s degree in Accounting and a B.A. degree from the University of Illinois.

About Air Products

Air Products (NYSE:APD) provides atmospheric, process and specialty gases; performance materials; equipment; and technology. For over 70 years, the Company has enabled customers to become more productive, energy efficient and sustainable. More than 20,000 employees in over 50 countries supply innovative solutions to the energy, environment and emerging markets. These include semiconductor materials, refinery hydrogen, coal gasification, natural gas liquefaction, and advanced coatings and adhesives. In fiscal 2012, Air Products had sales approaching $10 billion. For more information, visit www.airproducts.com.

Note: This release contains “forward-looking statements” within the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, including statements about anticipated future business performance. These forward-looking statements are based on management’s reasonable expectations and assumptions as of the date of this release. Actual performance and financial results may differ materially from projections and estimates expressed in the forward-looking statements because of many factors not anticipated by management, and outside the control of the Company including, without limitation, further deterioration in global or regional economic and business conditions; weakening demand for the Company’s products and services; future financial and operating performance of major customers; unanticipated contract terminations or customer cancellations or postponement of projects and sales; the impact of competitive products and pricing; interruption in ordinary sources of supply of raw materials; the success of productivity programs; significant fluctuations in interest rates and foreign currencies from that currently anticipated; the impact of changes in environmental, tax or other legislation and regulations in jurisdictions in which the Company and its affiliates operate; and other risk factors described in the Company’s Form 10K for its fiscal year ended September 30,

2012. The Company disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained in this document to reflect any change in the Company’s assumptions, beliefs or expectations or any change in events, conditions, or circumstances upon which any such forward-looking statements are based.

#            #             #

Media Inquiries:

George Noon, tel: (610) 481-1990; email: NOONG@airproducts.com

George Sard/David Reno/Michael Henson, Sard Verbinnen & Co., tel: 212-687-8080

Investor Inquiries:

Simon Moore, tel: (610) 481-7461; email: mooresr@airproducts.com.